1. **Organization and Nature of Business Activity**

    Axos Invest LLC (Formerly known as WiseBanyan Securities LLC) (the "Company") is a limited liability company established in the state of Delaware. On June 3, 2015, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of WiseBanyan Holdings Inc. (the "Parent"). The Company executes trades for Axos Invest, Inc. ("Affiliate"), a registered investment advisor.

    The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

    Use of Estimates
    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

    Cash
    Cash consists of cash held at an affiliated financial institution which at times may exceed federally insured limits.

    Due from Clearing Broker, net
    The Company maintains an accounts at its clearing broker that include accounts receivable from and payable to the Clearing Broker for securities transactions processed on behalf of the Company's customers. The Company maintains a deposit at its Clearing Broker of $250,000.

    Securities Transactions and Revenue Recognition
    Transactions in securities and related revenue and expenses are recorded on a trade date basis. During 2019, the Company's revenues were derived primarily from interest income.

    Fair Value of Financial Assets
    As of December 31, 2019, the Company owned long equity positions in the amount of $11,093, which are held at the clearing broker. Net realized and unrealized gains or losses on securities owned are reflected in trading on the statement of operations. Securities are carried at fair value.

    Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

These financial statements and schedules are deemed confidential
pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

6

Fair Value of Financial Assets (Continued)

A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's investments at December 31, 2019 comprise publicly traded electronic traded funds (ETFs) with Level 1 inputs. The fair value is determined through quoted prices of identical assets on public stock exchanges (e.g., NYSE, NASDAQ).

Carrying amount is the estimated fair value for Cash, and accounts payable.

Income Taxes
The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state tax purposes, not subject to income taxes. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Consolidated tax results are distributed from the Parent as if the Company files on a separate return basis and are calculated utilizing the Parent's tax rate. The Company recorded an income tax benefit for parent of $120,651 at December 31, 2019.

Guarantees
ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Expense Sharing Agreement**

The Company and the ffiliate entered into an Administrative Services Agreement (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses the Affiliate, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Affiliate who provide services to the Company, rent expense, and general and administrative expense. The total expenses incurred as a result of the Expense Sharing Agreement totaled approximately $180,000 for the year ended December 31, 2019. As of December 31, 2019, the Company had a payable due to the affiliated companies of $25,990.

These financial statements and schedules are deemed confidential
pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

4. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a minimum deposit of $250,000 with its clearing broker.

The Company had no office leases, no underwriting commitments, no equipment leases, and had not been named as defendant in any lawsuit at December 31, 2019 or during the year then ended.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $597,221, which was $497,221 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.09 to 1. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the SEC rule 15C3-3.

6. **Revenue Recognition**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For the year ended December 31, 2019, the Company's revenues were derived from interest income.

7. **Financial Support**

The Parent continues to fund the operations of the broker dealer. This allowed the Company to continue its operations. Had additional capitalization not been acquired the Company would not have been able to carry on as a going concern.

8.   **Subsequent Events**

Subsequent events have been through February 29, 2020, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.